NEWS RELEASE

Lithium Argentina Reports Fourth Quarter and Full Year 2023 Results

March 20, 2024 – Vancouver, Canada: Lithium Americas (Argentina) Corp. (“Lithium Argentina,” the “Company,” or “LAAC”) (TSX: LAAC) (NYSE: LAAC), formerly Lithium Americas Corp. (“Lithium Americas” or “LAC”), today announced fourth quarter and full year 2023 results, as well as its 2024 outlook.

Highlights

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On March 18, 2024, Sam Pigott commenced as President and CEO of the Company. John Kanellitsas will remain Executive Chairman of the Company.
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On March 19, 2024, Sam Pigott and Monica Moretto were appointed to the Board of Directors.
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On March 5, 2024, Ganfeng Lithium Co. Ltd. (“Ganfeng”) agreed to invest $70M for an expected 15% stake in the Pastos Grandes project through a subscription of newly-issued shares of the Company’s Argentine subsidiary, Proyecto Pastos Grandes S.A. (the “Pastos Grandes Transaction”).
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Ganfeng, with support of Lithium Argentina, will undertake preparation of a regional development plan for the Pastos Grandes basin and surrounding properties, expected to be finalized by the end of 2024.
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The transaction is expected to close in Q2 2024 with proceeds available to support the Company’s Argentine operations.

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Operational Highlights

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Production commenced in June 2023 at Caucharí-Olaroz, the largest new greenfield lithium brine project.
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In 2023, approximately 6,000 tonnes of lithium carbonate were produced, achieving 99.5% lithium carbonate content and technical-quality specifications.
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Caucharí-Olaroz is producing at approximately 50% of the 40,000 tonnes per annum (“tpa”) capacity.
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The operation is targeting to reach nameplate capacity on a limited basis by mid-2024 and maintain a level near capacity on a steady state basis by the end of the year.
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2024 targeted production at Caucharí-Olaroz of 20,000 – 25,000 tonnes of lithium carbonate.
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In the current price environment, the project is expected to generate positive cash flow from operations in 2024.
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While planning for Stage 2 expansion in production capacity continues to advance, the Company has not committed material capital to growth capex at this time.

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Financial Highlights

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As of December 31, 2023, the Company had $122M in cash and cash equivalents.
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The Company has $259M in convertible debt at 1.75% due in early 2027 and has not drawn on its $75M credit facility with Ganfeng.
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As of December 31, 2023, Minera Exar S.A., the Argentine joint venture company owned by the Company (44.8%), Ganfeng (46.7%) and Jujuy Energia y Mineria Sociedad del Estado (8.5%) had approximately $234M (on a 100% basis, less cash collateral) of local debt tied to funding working capital and startup costs.
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The Company and Ganfeng are in the process of finalizing new credit facilities to refinance a substantial portion of this local debt with longer maturity credit facilities typical of an operating business.

Earnings Release: Fourth Quarter and Full Year 2023	1

NEWS RELEASE

Lithium Argentina Reports Fourth Quarter and Full Year 2023 Results

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Cognizant of market conditions in the lithium market, the Company has commenced proactive measures to reduce discretionary exploration and evaluation and general and administrative spending at the corporate level by 25%.

Earnings Release: Fourth Quarter and Full Year 2023	2

Commenting on the results for the twelve-month period ended December 31, 2023, John Kanellitsas, Executive Chairman, Lithium Argentina commented:

“Last year was a milestone year for Lithium Argentina, with the commencement of operations at the Caucharí-Olaroz site in Argentina. This achievement was the culmination of years of hard work, dedication and determination, and an over $ 1 billion investment into Northern Argentina. I am proud of the cross-cultural team that came together to diligently progress Caucharí-Olaroz, making it the success it is today. Additionally, last year Lithium Argentina closed on the acquisition of our majority stake in the Sal de la Puna project and completed the spin-off of our North American assets. I am confident that the great work that has been done to date, will be the foundation for great achievements for the Company in the future”.

Mr. Kanellitsas closed by saying, “I am honored to welcome Sam Pigott as President and CEO, his 20 plus-years of experience in mining, finance and business development will be invaluable to the Company and I look forward to working with him in my continued role as Executive Chairman”.

Sam Pigott, CEO of Lithium Argentina, commented:

“Following the accomplishments of Lithium Argentina, I am eager to work with this experienced team and Board to take the Company to the next level and maximize value for all shareholders. As I look to the coming year, the priority is completing the ramp up of Stage 1 of Caucharí-Olaroz and transitioning from development to operations. The project is well on its way to completing commissioning and is currently producing at approximately 50% capacity, making it already among the largest operations in Argentina. The operation is targeting to reach nameplate capacity on a limited basis by mid-2024 and maintain a level near capacity on steady state basis by the end of the year. The Company looks forward to advancing its role in providing such a critical input to the electric vehicle industry. While, the commissioning of the project has been going very well, we will remain cognizant of the market environment and will make thoughtful decisions to ensure that shareholder value is protected.”

INVESTOR WEBCAST

AN INVESTOR WEBCAST HAS BEEN SCHEDULED FOR 10:00am ET ON THURSDAY, MARCH 21, 2024.

Please use the following link to access:

2023 Results Webcast

“The recent agreement to prepare a regional development plan together with Ganfeng for their Pozuelos Pastos Grandes project and Lithium Argentina’s Pastos Grandes and Sal de la Puna projects is a potentially lucrative opportunity to organize the development of these assets in a logical way while maintaining optionality for offtake. The Company’s strong balance sheet coupled with the high quality and low-cost nature of its brine assets in Argentina, will position it better to navigate the cyclical nature of the lithium market today and in the future.”

Earnings Release: Fourth Quarter and Full Year 2023	3

SELECTED ANNUAL FINANCIAL INFORMATION

The following table provides a summary of the Company’s financial operations for the years ended December 31, 2023 (“FY 2023”), December 31, 2022 (“FY 2022”), and December 31, 2021 (“FY 2021”).

For more detailed information, refer to the audited consolidated financial statements for FY 2023, FY 2022, and FY 2021 which can be found on SEDAR+.

	Years Ended December 31,
(in US$ thousands)	2023	2022	2021
	$	$	$
Expenses of continuing operations	(36,346)	(105,309)	(1,806)
Income/(loss) from continuing operations after taxes	17,581	(32,527)	6,027
Income/(loss) from discontinued operations	1,270,788	(61,041)	(44,515)
Net income/(loss)	1,288,369	(93,568)	(38,488)
Net income/(loss) per share - basic	8.29	(0.70)	(0.32)
Net income/(loss) per share - diluted	8.02	(0.70)	(0.32)
Cash and cash equivalents and short-term bank deposits	122,293	352,102	510,607
Total assets	1,055,026	1,016,548	817,342
Total long-term liabilities	(211,516)	(212,901)	(272,771)

The Separation was accounted for as a distribution of assets to shareholders pursuant to IFRIC 17, Distribution of Assets to Owners, whereby a dividend was recognized in deficit measured at the fair value of the net assets distributed with a corresponding dividend payable. The dividend payable was then settled through the distribution of the net assets. In accordance with IFRS 5, Non-Current Assets Held for Sales and Discontinued Operations, the operations of Lithium Americas (NewCo) have been classified as discontinued operations for the years ended December 31, 2023, December 31, 2022, and December 31, 2021.

Expenses of continuing operations decreased from 2022 to 2023, primarily due to share of gain of the Caucharí-Olaroz project versus loss in the comparative period mainly as a result of foreign exchange revaluation of intercompany loans; offset by an increase in exploration and evaluation expenditures as result of the timing of the Pastos Grandes project development activities and general and administrative expenses due to an increase in salaries, professional fees and office and administration expenses.

In 2023, total assets increased primarily due to the acquisition of Arena Minerals Inc., loans advanced to Exar Capital, offset by the distribution of assets to the shareholders upon the Separation. Total long-term liabilities decreased due to a decrease in the fair value of the Convertible Notes derivative liability, offset by accrued interest on the Convertible Notes, the recognition of a deferred income tax liability due to the weakening of the Argentine Pesos against the US dollar and the distribution of liabilities to the shareholders upon the Separation.

Earnings Release:

Fourth Quarter and Full Year 2023

This news release should be read in conjunction with Lithium Argentina’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2023 and management's discussion and analysis for year ended December 31, 2023, which are available on SEDAR+. All amounts are in U.S. dollars unless otherwise indicated.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng Lithium Co, Ltd., is ramping up production of the Caucharí-Olaroz lithium brine operation in Argentina and advancing development of additional lithium resources in the region. Lithium Argentina currently trades on the TSX and on the NYSE, under the ticker symbol “LAAC.”

For further information contact:

Investor Relations

Telephone: +54-11-52630616

Email: ir@lithium-argentina.com

Website: www.lithium-argentina.com

TECHNICAL INFORMATION

The Technical Information in this news release with respect to Caucharí-Olaroz, has been reviewed and approved by Ernest Burga, P.Eng., a Qualified Person as defined by National Instrument 43-101 independent of the Company.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: 2024 expected production for the Caucharí-Olaroz project; goals of the Company; development of the Caucharí-Olaroz project, including timing of the ramp up in production capacity and product quality, timing of commissioning and ramp up of the KCI plant; expectations with respect to regional development planning for the Pasto Grandes basin and the timing thereof; and the timing of closing of the Pastos Grandes Transaction..

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this news release is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, including but not limited to those related to: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Caucharí-Olaroz project; ability of the Company to fund, advance, develop and ramp up the

Earnings Release:

Fourth Quarter and Full Year 2023

Caucharí-Olaroz project, the impacts of the project when full production commences; ability of the Company to advance and develop the Pastos Grandes and Sal de la Puna projects; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; general economic, geopolitical, and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; regulatory, and political matters that may influence or be influenced by future events or conditions; local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policies; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; development and ramp up costs for the Caucharí-Olaroz project, and costs for any additional exploration work at the projects; uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities; the receipt of required approvals for and timing of the Pastos Grandes Transaction; the Company’s ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impacts of pandemics and geopolitical issues on the Company’s business; the impact of inflationary and other conditions on the Company’s business and global markets; and accuracy of development budget and construction estimates. Many of these expectations, assumptions, risk and uncertainties are beyond the Company’s control, and could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s latest annual information form (“AIF”), management information circular, management discussion & analysis and other publicly filed documents (collectively, the “Company Public Disclosure”) all of which are available on SEDAR+.

All forward-looking information contained in this news release is expressly qualified by the risk factors set out in the latest Company Public Disclosures. Such risks include, but are not limited to the following: lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine, Israel, the Middel East and other parts of the world and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and

Earnings Release:

Fourth Quarter and Full Year 2023

Mineral Reserve estimates; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; cybersecurity risks and threats; and uncertainties with obtaining required approvals (including regulatory approvals) for the Pastos Grandes Transaction. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company Public Disclosures, which are available on SEDAR+ at www.sedarplus.ca.

Earnings Release:

Fourth Quarter and Full Year 2023